# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 WORLD TRADE CENTER, 285 FULTON ST, FLR 80, SUITE A, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0001530261
Persons authorized to receive notices and communications: Alex W. Cannon, Esq., 1050 Connecticut Avenue, NW, Ste. 500, Washington, District Of Columbia (DC), 20036, (646) 713-9182

## Reporting persons
- Global Investment Ventures LLC (CIK 0001530261): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 624,198; sole dispositive power 0; shared dispositive power 624,198; aggregate amount beneficially owned 624,198 (4.7% of the class)
- Bobulinski Anthony R (CIK 0001473208): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 624,198; sole dispositive power 0; shared dispositive power 624,198; aggregate amount beneficially owned 624,198 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 WORLD TRADE CENTER, 285 FULTON ST, FLR 80, SUITE A, NEW YORK, New York (NY), 10007
Comment: This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the "Shares"), of Better Home & Finance Holding Company, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York 10007.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Global Investment Ventures LLC ("GIV") and Anthony R. Bobulinski ("Mr. Bobulinski" and, together with GIV, the "Reporting Persons"). Mr. Bobulinski is the sole manager of GIV.
Residence or business address: The principal business address of each Reporting Person is 1959 Calle Loiza, Suite 6397, San Juan, Puerto Rico 00914.
Present principal occupation or employment: The principal business of GIV is investment holding and consulting. Mr. Bobulinski's principal occupation is private investing.
Criminal convictions in the last five years: During the past five years, neither Reporting Person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.
Citizenship: GIV is a Delaware limited liability company. Mr. Bobulinski is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: GIV acquired the Shares in multiple transactions using its working capital for an aggregate purchase price of approximately $12 million.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares for investment purposes.

On August 13, 2026, Mr. Bobulinski, on behalf of GIV, executed a written consent of stockholder in lieu of a meeting consenting to the removal, without cause, of Harit Talwar, Arnaud Massenet, Bhaskar Menon, Prabhu Narasimhan and Daniel Lewis as directors of the Issuer and authorized its delivery to the Issuer.

As described in Amendment No. 5 to the Schedule 13D filed by Mr. Garg and certain affiliated persons on August 18, 2026 and their preliminary consent statement filed on August 18, 2026, the delivered consents did not constitute a majority of the Issuer's voting power, and Mr. Garg and the other stockholders whose consents were delivered, including GIV, disbanded their respective efforts. As of the date of this filing, the Reporting Persons are not identified as, and are not, participants in the consent solicitation described in the preliminary consent statement.

The Reporting Persons intend to review their investment on an ongoing basis and may take such actions as they deem appropriate, subject to applicable law. Except as described herein, the Reporting Persons have no present plans or proposals relating to the matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 4 and Rows 7 through 13 of the cover pages is incorporated herein by reference.

GIV beneficially owns 624,198 Shares. As the sole manager of GIV, Mr. Bobulinski may be deemed to beneficially own those Shares. The Shares represent approximately 4.7% of the outstanding Shares, based on 13,243,928 Shares outstanding as of July 31, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.

This Schedule 13D is being filed out of an abundance of caution. Steven Sarracino and certain affiliated persons have disclosed in their Schedule 13D, as amended (collectively, the "Activant Parties"), that the Reporting Persons may be deemed to constitute a group with them and certain other stockholders. The Reporting Persons do not admit any such group status or beneficial ownership of any Shares other than the 624,198 Shares reported herein. To the extent any such potential group existed, it ceased to exist as to the Reporting Persons no later than August 17, 2026. The Reporting Persons are not currently acting together with the Activant Parties or any other person for the purpose of acquiring, holding, voting or disposing of the Shares and disclaim beneficial ownership of Shares owned by any other person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Rows 7 through 13 of the cover pages is incorporated herein by reference. GIV holds the Shares directly. As the sole manager of GIV, Mr. Bobulinski may be deemed to share with GIV the power to vote or direct the vote of, and dispose or direct the disposition of, the Shares.
Transactions in the class effected during the past sixty days: Based on the information currently available to the Reporting Persons, no transactions in the Shares during the past 60 days have been identified.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: To the extent the Reporting Persons may have been deemed to beneficially own more than five percent of the Shares by reason of any potential group described above, they ceased to do so no later than August 17, 2026. This Schedule 13D constitutes the Reporting Persons' initial and final filing with respect to the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure set forth in Items 4 and 5 is incorporated herein by reference. Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to securities of the Issuer. The Reporting Persons entered into the Joint Filing Agreement filed as Exhibit 99.1, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1. Joint Filing Agreement pursuant to Rule 13d-1(k)(1), dated August 18, 2026, by and between Global Investment Ventures LLC and Anthony R. Bobulinski.

## Signatures
- Global Investment Ventures LLC: /s/ Anthony R. Bobulinski, Anthony R. Bobulinski, Sole Manager (08/19/2026)
- Bobulinski Anthony R: /s/ Anthony R. Bobulinski, Anthony R. Bobulinski (08/19/2026)